SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10SB

As filed with the SEC on January 30, 2001        SEC Registration No. 333-93767

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No 2. to
                                    FORM 10SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b)
                    or (g) of the Securities Exchange Act of
                                      1934

                          Brilliant Sun Industry Co.
            (Exact name of registrant as specified in its charter)

          Florida                                        59-3651746
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


   2503 W. Gardner Ct., Tampa, FL.                            33611
      (Address of principal                                (Zip Code)
        executive offices)

      Registrant's telephone number, including area code (813) 831-9348

      Securities to be registered pursuant to Section 12(b) of the Act:
     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered
                                      None

      Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                 Preferred Stock
                                (Title of class)


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


INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

History and Organization

   Brilliant Sun Industry Co. was organized as a corporation under the laws of the state of Florida in May 1999 for the purpose of completing an acquisition of a private company that had made a decision to go public via a reverse merger with a shell, such as Yi Wan Group, before they contacted principals of Brilliant Sun Industry Co.

One of Brilliant Sun Industry Co.'s founders, Michael T. Williams, is a securities attorney. He limits his practice primarily to the preparation, filing and clearing of SEC registration statements. In the late 1990's, several companies approached Mr. Williams law firm and asked for representation in transactions that involved a merger with a traditional public shell company. Mr. Williams law firm always explained the potential problems in these kinds of transactions as it had described to Mr. Yu.

Although Mr. Williams' firm clearly felt that a going public transaction had merit for smaller companies that weren't IPO candidates, it felt the traditional reverse merger with a public shell transaction structure didn't. Initially, Mr. Williams' firm tried to explain to small business owners that a reverse merger wasn't necessary for them to go public; a selling shareholder registration statement would accomplish the same purpose. His firm quickly encountered an unanticipated problem - small business owners were not interested in discussing other alternatives for going public. Like Yi Wan Group, these companies had already made up their mind that a reverse merger with a shell was the only way they were going to utilize to go public. As a consequence, Mr. Williams' law practice stagnated.



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



In order to rejuvenate his law practice, Mr. Williams decided to study what leading business consultants advised in this kind of situation. He first turned to successful entrepreneurs in other businesses. Carl Sewell, one of the largest and most successful luxury car dealers in the country, wrote a best-selling business book titled Customers For Life. Here is his First Commandment of Customer Service:

o Ask customers what they want and give it to them again and again.

Mr. Williams then looked to Ken Blanchard, chairman of The Ken Blanchard Companies, who is the co-author of The One Minute Manager and 11 other best-selling books. His books have combined sales of more than 12 million copies in more than 25 languages. In How To Make Customers Raving Fans, Blanchard advised that there are three secrets to creating raving fans:

o  Determine  what you want to do
o  Discover  what the  customer  wants to do
o  Deliver plus one percent.

Mr. Williams knew what he wanted to do: Continue to earn legal fees practicing securities law. He had discovered what the customer wanted to do: Go public using a reverse merger with a shell. Mr. Williams' firm decided to form and represent companies that would deliver that "product." This would give private companies a transaction structure that involved a merger with a shell. But his firm wanted the companies it formed and represented to do what Blanchard suggested and deliver the "plus one percent." To Mr. Williams, that meant not using a traditional shell or a traditional reverse merger transaction structure, because there was no way to eliminate all the problems he saw in that transaction structure.

His law firm decided that the way to deliver the "plus one percent product" that Blanchard referred to was to create companies that would use an entirely new transaction structure to take companies public through a reverse merger. Mr. Williams' firm started by forming from scratch shell companies for himself and for others. These would be brand new companies with no assets or operations. They would not have any of what Mr. Williams' firm felt were the problems of traditional shell transactions. These companies his firm represented would be the vehicle to take companies public by using the registration statements the SEC prescribes for use in merger transactions.

At first, Mr. Williams' firm decided to try to create the shells using a Rule 419 offering. But as the process really wasn't intended to raise money, this proved too cumbersome. Next, his firm formed and filed Form 10's for ten blank check shell companies. This, too, became cumbersome, so the firm formed blank check companies that didn't file Form 10's. As business has expanded, this process, too, has now become too cumbersome, and Mr. Williams' firm has decided it will no longer form or represent blank check companies. Instead, it will now form and represent acquisition companies only after the acquisition candidate has been identified.

Using this transaction structure, Mr. Williams' firm will be representing companies that:

o Meet the requirements of investors, shareholders and management of smaller companies that want, indeed demand, to go public through a reverse merger.

o These people want a reverse merger transaction. They want only a reverse merger transaction and nothing else. This transaction structure will provide them with the opportunity to go public through a reverse merger with a shell.

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

o     Satisfy  the  new   requirements   in  the  regulatory   environment   for
      successfully going public.

o With recent regulatory changes, there are now two alternatives available to do a reverse merger in a way that meets the NASD's legal requirement for securing a listing on the over the counter bulletin board.

              |X| Merge with a trading shell and file a Form 8-K
              |X| Merge with a non-trading shell and become a mandatory SEC
                  reporting company.

     Mr. Williams' firm will not be involved in representing companies that utilize the first method, for all the reasons described above.

     But remember, these transactions always start with the requirement that they must be structured as a reverse merger with a shell. It seemed to Mr. Williams' firm that if the transaction had to structured as a merger, the companies it represents should use the registration statement the SEC prescribes for issuance of shares in a merger transaction: Form S-4. After all, this form contains the same disclosure as other available alternative forms of registration statements. But Form S-4 is the most logical choice. Mr. Williams firm reasoned: Do a merger; use the form of registration statement the SEC prescribes for issuance of shares in a merger.

     Mr. Williams' firm thought, which has since been proven to be correct, that going public by registering shares issued in a merger under on Form S-4 would be a simpler process to explain, on behalf of the companies it represented, to investors, shareholders and management of private companies that want to go public through a reverse merger with a shell. Mr. Williams' firm tells these people:

o You want to go public by merging with a shell.
o You want the transaction to be done in a way that complies fully with all federal securities laws, rules and regulations.
o To achieve your objective, you have to become an SEC reporting company in the process.
o If you don't,  you can't get listed on the over the counter bulletin board.
o That means the transaction has to involve the filing and clearing of a registration statement with the SEC before you can become listed for trading.
o Companies we represent use the form the SEC prescribes for a registration statement involving a merger.
o We file  and  clear  this registration statement with the SEC.
o We close the  merger.
o The NASD processes and approves the market maker's Form 211 filing.
o You have now successfully gone public. You are a public, listed and trading company.

  Mr. Williams' firm has found that this explanation makes it much easier for these individuals to understand the process being proposed.

     A Form S-4 filing, coupled with a Form 8-A for companies with less than 300 shareholders in order to meet the mandatory reporting requirement, meets all the NASD's legal requirement for successfully going public through a reverse merger with a shell.

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

Brilliant Sun Industry Co. is not a company that is listed for trading on the over the counter bulletin board. Before securing approval of an application to be listed on the over the counter bulletin board, this registration statement must be declared effective. Public Securities, an NASD market maker, has agreed to file a form 211 to secure a listing on the over the counter bulletin board for the surviving company.

Employees

Brilliant Sun Industry Co. has no employees. Its officer and director is engaged in other business activities.


Reporting Requirements

Brilliant Sun Industry Co. are subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, do not file reports, information statements or other information with the Commission. These include quarterly reports on Form 10-Q and annual reports on Form 10-K.


Operations in China

All of the Yi Wan Group companies' facilities are located in the People's Republic of China.

Bureaucratic Infrastructure

The Chinese government's involvement, and thus influence, in the operation of the joint venture companies is limited to a well defined legal/bureaucratic infrastructure in three areas, which operates through three separate State entities. First, a foreign invested enterprise joint ventures must be reviewed by the Foreign Investment Commission, or FIC, or its delegate, for approval as a Foreign Invested Enterprise, or FIE. Changes in ownership identity or registered capital of a FIE must be reviewed and approved under the auspices of the FIC. Second, FIE's must have a business license to operate, which is issued by the Industrial and Commercial Registration Administration Bureau, or ICRAB. In addition, any change in ownership of FIE's must be reported to this bureau for reissue of the business license. Third, the Chinese partners in joint venture FIE companies (Sino-Foreign Equity Joint Ventures) may be state owned enterprises, or SOE. These SOE's have defined rights and areas of authority with respect to a joint venture as set forth in the joint venture's articles of association and the joint venture contract.

As such, each of these three State entities - FIC, ICRAB and SOE - has a limited, defined area of operation, responsibility and authority. As discussed below, none of these State entities has the ability to change the laws, the articles or the contracts governing the rights, obligations, operation or existence of joint venture companies. Further, the minority partners in Yi Wan's joint venture companies are not an SOE. As a non-SOE, the minority partners have no direct relationship with the Peoples Republic of China government.

         Sino-Foreign Invested Enterprise Laws: FIE Laws

Both joint venture companies are Sino-Foreign Equity Joint Ventures established under the law of the Peoples' Republic of China pursuant to the Peoples Republic of China Sino-Foreign Equity Joint Ventures Law, or EJV Law. Article 2 of the EJV Law provides as follows:

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

            The Chinese Government, pursuant to the provisions of agreements, contracts, and articles of association that it has approved, shall protect in accordance with the law the investments, distributable profits, and other lawful rights and interests of foreign investors.

Further, the EJV Law provides:

            The State shall not subject joint ventures to nationalization or expropriation. In special circumstances, however, in order to meet the requirements of the public interest, the State may carry out expropriation against a joint venture in accordance with legal procedures, but corresponding compensation must be made.

The first provision set forth above reflects the principle that the State must protect the interest of the foreign investor based upon an approved Joint Venture Contract and Articles of Association. This would extend to the control provisions in the contracts and articles, as control is one of the rights and interests of the foreign investor in a majority-owned EJV. The second statement reflects the power that all national governments, including that of the United States, reserve to themselves.

In addition, Article 33 of the Implementing Regulations to the EJV Law provides that "the highest authority of a Joint Venture shall be its board of directors, which shall decide all major issues concerning the Joint Venture." Thus, control over the Joint Ventures is vested in the board of directors, not in the State. While it is true that the State retains ultimate control of SOE's, Equity Joint Ventures are not SOE's, but are an entirely separate category of enterprise under the law of the Peoples' Republic of China. While the State certainly can influence the operations of a joint venture where a Chinese party is a SOE, legally it can do so only through the Chinese party's representatives on the joint venture board of directors.

Yi Wan Group's wholly owned subsidiary exists pursuant to the Peoples Republic of China Wholly Foreign Owned Enterprise Law, or WFOE Law. Article 8 of the WFOE Law provides as follows:

            An enterprise with foreign capital meets the conditions for being considered a legal person under Chinese law and shall acquire the status of a Chinese legal person, in accordance with the law.

Further, the WFOE Law provides in Article 4:

            The investments of a foreign investor in China, the profits it earns and its other lawful rights and interests are protected by Chinese law.

And, in Article 5:

            The state cannot nationalize or requisition any enterprise with foreign capital. Under special circumstances, when public interest requires, enterprises with foreign capital may be requisitioned by legal procedures and appropriate compensation shall be made.

As with the EJV Law, the first two provisions set forth above reflect the principle that the State must protect the interest of the foreign investor based upon approved Articles of Association. The third statement reflects the power that all national governments, including that of the United States, reserve to themselves.

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

Finally, with respect to the potential retroactive effect of any laws passed concerning existing joint ventures, Article 40 of the Foreign Economic Contract Law, or FECL, which was adopted in 1985, provides as follows:

            Even if the law makes new provisions, contracts for Sino-Foreign Joint Ventures, Sino-Foreign Cooperative Joint Ventures, and for Sino-Foreign Cooperative Exploration and Exploitation of natural resources. . which have already been approved by a competent authority of the State, may still be performed according to the stipulation of those contracts.

Accordingly, as the above analysis indicates, the only realistic method by which the Chinese Government can effect the operation of the these Foreign Invested Enterprises is that which is stated in the respective Articles of Association. Those Articles, combined with the FIE laws, provide that the Chinese Government does not and cannot have an intrusive role in the affairs of an FIE company. To the contrary, those laws place a continuing duty on the government to insure that the rights of foreign investors in FIE's, as expressed in the approved provisions of articles of association, are protected and preserved.

Foreign Companies Doing Business in China

There are three standard  investment  vehicles for foreigners  doing business in
China:

o     Equity Joint Venture, or EJV),
o     Cooperative or contract Joint Venture, or CJV
o     Wholly Foreign Owned Enterprise, or WFOE)

 All three types of investment vehicles are known as a Foreign Invested Enterprise, or FIE. The applicable legal framework for the establishment and continuation of FIE's laws is as follows:

      General     - Peoples Republic of Chin a Foreign Economic Contract Law

      Accounting  - Peoples Republic of China Accounting Law

                  - Laws Concerning Enterprises with Foreign Investments
                  - The General Accounting standard for Enterprises
                  - The Specific Accounting Standards

      EJV         - Peoples Republic of China Sino-Foreign Equity Joint Venture
                    Law
                  - Peoples Republic of China Sino-Foreign Equity Joint Venture
                    Law Implementing Regulations

      CJV         - Peoples Republic of China Sino-Foreign Cooperative Joint
                    Venture Law
                  - Detailed Rules for the Implementation of the Peoples
                    Republic of China Sino-Foreign Cooperative Joint Venture Law Regulations

      WFOE        - Peoples Republic of China Wholly Foreign-Owned Enterprise
                    Law
                  - Implementing Rules of the Wholly Foreign-Owned Enterprise
                    Law
                  - Interpretations on Various Provisions Concerning the
                    Implementing Rules of the Wholly Foreign-Owned
                    Enterprise Law

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

The FIE laws specifically referenced in this prospectus are the Peoples Republic of China Sino-Foreign Equity Joint Venture Law, the Peoples Republic of China Wholly Foreign-Owned Enterprise Law, the Peoples Republic of China Foreign Economic Contract Law and the Accounting Laws.

The Chinese Legal System

The practical effect of the Peoples Republic of China legal system on the Yi Wan business operations in China can be viewed from two separate but intertwined considerations.

First, as a matter of substantive law, the FIE laws provide significant protection from government interference and guaranty the full enjoyment of the benefits of corporate Articles and contracts to FIE participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the General Corporation Laws of the several states. As a practical matter, a FIE's need to retain or have ready access to a local Chinese law firm for routine compliance purposes. Similarly, the Peoples Republic of China Accounting Laws mandate accounting practices which are not co-extant with GAAP standards. In addition, these laws require that an annual "statutory audit" be performed in accordance with Peoples Republic of China accounting standards and that the books of account of FIE's be maintained pursuant to Chinese accounting laws. Article 14 of the Peoples Republic of China Wholly Foreign Owned Enterprise Law requires a WFOE to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation.

As a practical matter, a FIE must retain a local Chinese accounting firm that has experience with both the Chinese standards and IT GAAP. This accounting firm can serve the dual function of performing the annual Chinese statutory audit and preparing the FIE's financial statements in a form acceptable for an independent IT GAAP audit report.

Second, while the enforcement of substantive rights may appear less clear than IT procedures, the FIE's and WFOEs are Chinese registered companies which enjoy the same status as other Chinese registered companies in terms of business to business dispute resolution. With respect to disputes between the parties to FIE's, the Chinese minority partner in Yi Wan's joint venture companies will not assume a privileged position since, by the terms of the respective Articles of Association, all disputes are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden, applying Chinese substantive law. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." As a practical matter, therefore, the Chinese legal infrastructure, while different in operation from its IT counterpart, should not present any significant impediment to the operation of FIE's.

Earnings and Distributions of the FIE's

Both the FIEJV laws and the WFOE laws provide for and guarantee the distribution of profits to foreign investors in Chinese FIE's.

Article 7 of the Peoples Republic of China Sino-Foreign Equity Joint Venture Law requires that profits of an equity joint venture be distributed among the parties in proportion to their respective contributions to registered capital. These distributions are made from net profits after deducting from gross profits a reserve fund, a bonus and welfare fund for workers and staff and a venture expansion fund, all as stipulated in the ventures Articles of Association. The Yi Wan joint venture Articles of Association provide in Chapter 7, Article 43, that allocations for these statutory funds be determined by the boards of Directors each year "according to the actual business situation and profitability of the Joint Venture of the after tax profit."

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Article 10 of the Peoples  Republic of China  Sino-Foreign  Equity Joint Venture
Law allows the net profit which a foreign investor receives as its share of the FIEJV profit to be "remitted abroad in accordance with foreign exchange control regulations... ." Logistically, when the statutory funds are allocated in accordance with Article 43, and any loans are repaid by the joint venture in accordance with the terms thereof, the after-tax profits of the joint venture are distributed based upon the ratio of each party's registered capital. The profits are decided by the board of directors, whether for distribution or for the expansion of the joint venture's business. Provided, however, that where profits are used for expansion, the board of directors are required to distribute the profits that are available for distribution in an amount sufficient to enable each party to pay the tax liabilities, if any, that they each may incur with respect of the joint venture's profits.

If the Joint Venture has incurred losses in previous years, the profits of the current year must be first used to make up losses. The joint venture cannot distribute profits until the previous losses are made up. Remaining profits from previous years may be added to the current year for profits distribution, or for distribution after making up the current year deficit. The profits of a party may be used for further investment inside China or may be remitted outside China.

Where the joint venture has foreign currency available for profit distribution, each party can receive an amount of such foreign currency in proportion to its respective contribution to registered capital. The joint venture must assist each party, upon request, in exchanging profits available for distribution in RMB into United States Dollars using the Foreign Exchange Adjustment Centers and any other reasonable methods that ma e available to the joint venture or any party. The costs of cash exchanges are the responsibility of the party receiving the foreign currency profit distribution. All profits distributed to Yi Wan in foreign currency are freely remittable outside of China to a bank account designated by Yi Wan.

Similarly, Article 19 of the Peoples Republic of China Wholly Foreign Owned Enterprise Law provides that a foreign investor may remit abroad profits that are earned by a FIE, as well as other funds remaining after the enterprise is liquidated.

Because the three Chinese businesses are controlled foreign corporations for U.S. federal income tax purposes, Brilliant Sun after the merger may be required to include in gross income

o Those companies' "Subpart F" income, which includes certain passive income and income from certain transactions with related persons, whether or not such income is distributed to it.

o     Increases in those companies' earnings invested in certain U.S. property.

Based on the current and expected income, assets and operations of the three Chinese businesses, this Yi Wan Group company believes that it will not have significant U.S. federal income tax consequences under the controlled foreign corporation rules.

Political and Trade Relations with the United States

Political and trade relations between the United States and the Chinese government within the past five years been considered volatile and may continue to be volatile in the future. Although the major causes of volatility, the United States' considered revocation of China's Most Favored Nation trade status, illegal transshipments of textiles from China to the United States,



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

issues surrounding the sovereignty of Taiwan and the United States' bombing of the Chinese embassy in Yugoslavia have no direct connection to its operations, other on-going causes of volatility including the protection of intellectual property rights within China and sensitive technology transfer from the United States to China have closer potential connection to its operations. There can be no assurance that the political and trade ramifications of these causes of volatility or the emergence of new causes of volatility will not cause it to have difficulty operating in the marketplace.

Economic Reform Issues

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the Chinese government has implemented economic reform measures that emphasize decentralization and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual, and The Yi Wan Group company might not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment.

Since 1978, the Chinese government has been reforming its economic systems. Many reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on its operations.

This Yi Wan Group company's business is dependent to a certain extent upon the allocation of funds in the government's budgeting processes. Since these processes are not necessarily subject to fixed time schedules, its operations may be adversely affected by extended periods of budgeting freezes or restraints and its quarterly revenues and operating results may fluctuate in accordance with these budgeting processes.

In addition, this Yi Wan Group company's business is dependent to a certain extent upon the availability of credit to its customers from the banking system in China. Recently, in response to inflationary concerns and other economic factors, the Chinese government imposed restrictions on the funds available for lending by the banking system. In addition, this Yi Wan Group company does it doesn't know whether the restrictions on the availability of credit will ease and, if so, the nature and timing of such changes.

Over the last few years, China's economy has registered a high growth rate and there have been recent indications that rates of inflation have increased. In response, the Chinese government recently has taken measures to curb the excessive expansion of the economy. These measures have included devaluations of the Chinese currency, the Rennin, restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products. These austerity measures alone may not succeed in slowing down the economy's excessive expansion or control inflation, and may result in severe dislocations in the Chinese economy in general. To further combat inflation, the Chinese government may adopt additional measures, including the establishment of freezes or restraints on certain projects or markets, which may have an adverse effect on the its operations.

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

Although reforms to China's economic system have not adversely impacted its operations in the past and are not expected to adversely impact its operations in the foreseeable future, there can be no assurance that the reforms to China's economic system will continue or that it will not be adversely affected by changes in China's political, economic and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions.

Currency Conversion and Exchange

Although the Rennin /United States dollar exchange rate has been relatively stable in the past five years there can be no assurance that the exchange rate will not become volatile or that the Rennin will not be officially devalued by direction of the Chinese government against the United States dollar.

Exchange rate fluctuations may adversely affect its financial performance because of its foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States dollars, of its net fixed assets, its earnings and its declared dividends. It does not engage in any hedging activities in order to minimize the effect of exchange rate risks.


Item 2. Financial Information.

SELECTED FINANCIAL DATA

The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.

Total assets                                    $   0
Total liabilities                                   0
Equity                                              0
Sales                                               0
Net loss                                        5,079
Net loss per share                               0.00

MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses through December 31, 1999, all funded by a capital contribution from management, are $1,079 and $4,000 of services provided by our president.

    Substantially all of our expenses that must be funded by management have been from our efforts to identify a suitable acquisition candidate and close the acquisition. As we have now identified Yi Wan Group and have received partial payment of the merger fee, we will have no unfunded future cash requirements.

    We do not intend to seek additional financing. At this time we believe that the funds to provided by the merger fee will be sufficient for funding our operations until the closing of the merger.

MERGER TRANSACTIONS

We have agreed to merge with Yi Wan Group, Inc. The total number of shares of common stock Brilliant Sun will issue to all of the Yi Wan Group shareholders in the merger is 15,762,500. This number will represent 97% of the outstanding Brilliant Sun common stock after the merger.

   Brilliant Sun had 2,000,000 shares of its common stock issued and outstanding at December 31, 2000 owned equally by two shareholders, Michael T. Williams and Yale Yu. In connection with the merger, we agreed to effect a reverse split such that Mr. Williams plus his extended family and Mr. Yu will each own 247,350 shares prior to the closing of the merger. Accordingly, there will be 487,500 shares of Brilliant Sun common stock outstanding. None of the shares of Brilliant Sun common stock outstanding prior to the closing of the merger will be converted or otherwise modified in the merger and all of such shares not otherwise retained by our stockholders as provided in the merger agreement will be outstanding capital stock of Brilliant Sun after the closing of the merger.

As a result of this transaction, Brilliant Sun will have 16,250,000 shares of common stock outstanding.

MERGER APPROVALS

 In June, 2000, Brilliant Sun's board of directors approved the merger proposal. All of our stockholders approved the merger proposal on the same date.

 In June 2000, Yi Wan Group 's board of directors unanimously approved the merger proposal. Based upon the ownership of more than 50% of Yi Wan Group common stock by officers, directors and affiliates, it appears that a favorable vote by stockholders of Yi Wan Group is assured. No consents will be solicited or accepted until after the effective date of an information statement/ prospectus filed on Form S-4.

BULLETIN BOARD LISTING

Brilliant Sun Industry Co. will be subject to the reporting requirements of the Securities Exchange Act of 1934 in the calendar year in which the merger closes because it filed this registration statement. It intends to continue to be subject to those requirements in subsequent years by filing before the effective date of this registration statement a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

Upon closing of the merger, our name's name will seek to become listed on the over-the-counter bulletin board under the symbol "BSUN." If and when listed, the Yi Wan Group's stockholders will hold shares of a publicly-traded Yi Wan Group corporation subject to compliance with the reporting requirements of the 1934 act.

BACKGROUND OF THE MERGER

In May, 1999, Mr. Yale Yu, President of ITG and Associates, the American representative of the Yi Wan Group companies, entered into discussions with Mr. Michael T. Williams, Esq., Brilliant Sun Industry Co.'s attorney. There were several telephone calls between Mr. Yu and Mr. Williams during May, 1999 and Mr. Yu visited Mr. Williams in Tampa once. All discussions concerned the structure of the transaction and the fees involved.


Michael T. Williams, Esq. is the principal of Williams Law Group and acts as president and director of Brilliant Sun Industry Co., at the request of Mr. Yu, for administrative convenience only.


Mr. Williams was originally issued 1,000,000 shares of Brilliant Sun Industry Co. upon formation. At the request of principals of the Yi Wan Group, Mr. Yu was issued 1,000,000 shares upon formation. Mr. Williams and Mr. Yu agreed to a reverse stock split prior to the close of the merger such that they will each own 243,750 shares in the surviving company.

Mr. Yu indicated that Yi Wan Group had already made a strategic decision to promise investors and existing shareholders investment liquidity through a reverse merger with a shell company that would become listed on the over the counter bulletin board.

Mr. Williams told Mr. Yu that his law firm, Williams Law Group, P.A., represented shell companies that could meet Yi Wan Group's requirements. He indicated that he was only acting as an attorney for the shell corporation and that neither he nor his firm would not be representing or advising Yi Wan Group in any way in or about the proposed transaction.

REASONS FOR THE MERGER

Brilliant Sun Industry Co. is a private company with no assets or operations originally formed to acquire a private company such as Yi Wan Group that had made a decision to go public and secure a listing on the over the counter bulletin board through a reverse merger with a shell company. Yi Wan Group goal was to go public through that process and only through that process, a decision it had made before it contacted Brilliant Sun Industry Co.

In assisting Yi Wan Group to reach this goal, Brilliant Sun Industry Co. had to structure a transaction to meet two separate requirements. One is factual. The other is legal. One is discretionary. The other is mandatory. The discretionary factual requirement is imposed by Yi Wan Group. The mandatory legal requirement is imposed by the NASD.

In adopting this transaction structure to meet both the requirements of Yi Wan Group and the NASD, Brilliant Sun Industry Co. considered the following:

o The board of Yi Wan Group has the legal right under Florida state law to require that the transaction be structured as a reverse merger with a shell.

o Yi Wan Group could go public some way other than a reverse merger with a shell. But as the board in the proper exercise of its discretion under Florida state law in making a business judgment has made its decision concerning the method Yi Wan Group will utilize to go public, this is not a relevant issue.

o The transaction must involve the filing of a 1933 Act or 1934 Act registration statement in order for Yi Wan Group to secure a listing on the over the counter bulletin board.

o The use of a 1933 Act registration statement is acceptable to the NASD in order to meet its requirements for listing.

o The merger satisfies Yi Wan Group's requirement concerning the way Yi Wan Group will go public. But the merger has nothing to do with meeting the NASD's requirement for securing a listing on the over the counter bulletin board, which is Yi Wan Group's ultimate goal in the transaction. This registration statement, not the merger, satisfies the NASD listing requirement.

      Factual Requirement

Yi Wan Group required that their going public transaction must involve a merger with a shell company. In order to meet this factual requirement, the transaction was structured to have Yi Wan Group acquired by Brilliant Sun Industry Co. in a reverse merger. A reverse merger is a transaction in which Brilliant Sun Industry Co. and not Yi Wan Group is the surviving company after the merger closes.

It is the board of Yi Wan Group, not some third party, that has the right, indeed the duty, under Florida state law to make a determination as to which method of going public is in the best interest of Yi Wan Group and its stockholders. The board selected this process rather than another because it determined that this process has a very valid business purpose: In the minds of its potential investors, its shareholders and its management, this method of going public was well known, universally accepted and proven to be successful. This method would therefore enhance Yi Wan Group's ability to raise capital and provide its investors and shareholders with liquidity.

      Legal Requirement

Although this transaction structure meets Yi Wan Group's factual requirement, the merger itself does nothing to meet the NASD's legal requirement that Yi Wan Group must become subject to the provisions of section 15d of the 1934 Act to meet the listing requirement under NASD Rule 6530. According to the NASD's interpretation of the Rule, this requirement for listing is met by the filing of a 1933 Act registration statement.

NASD Rule 6530 limits quotations on the OTCBB to the securities of issuers that make current filings pursuant to Sections 13 and 15(d) of the 1934 Act. In "Eligibility Rule Q and A," January 21, 1999, posted on the over the counter bulletin board website at

http://www.otcbb.com/news/EligibilityRule/eligruleq&a.stm

the NASD advised companies that wanted to become listed on the over the counter bulletin board that

In order to be required to make filings pursuant to Section 13 or 15(d) of the Act, an issuer must register its class of securities under the Securities Act of 1933 or the Securities Exchange Act of 1934.

[emphasis added]

So clearly, a registration statement such as the Form S-4 filed under the 1933 Act meets the NASD's requirement for listing.

That same statement of the NASD indicates that Yi Wan Group must be a mandatory, not a discretionary, reporting company. Under section 15d of the 1934 Act and related regulations and interpretations, that requirement is met for the year in which this registration statement is declared effective. However, there may some uncertainty as to the mandatory reporting status thereafter. Accordingly, to avoid any uncertainty in this area, Brilliant Sun Industry Co. will file a companion registration statement on Form 8-A, the form prescribed for discretionary registration of securities under section 12(g) of the 1934 Act. The filing of the companion registration statement on form 8-A will assure continued compliance with NASD Rule 6530 in the years after this registration statement is declared effective, so long as the surviving company remains current in its reporting requirements.

NASD Rule 6530 is not met by the merger. It is met by structuring the transaction to have the shares that are issued to Yi Wan Group's shareholders in the merger registered under this 1933 Act registration statement and simultaneously registered under the 1934 Act on Form 8-A.

Although this transaction structure is utilized to meet Yi Wan Group's requirement of going public through a reverse merger with a shell company, the registration statement is not being filed because of that requirement. It is being filed because in order for Yi Wan Group to reach its goal of going public, the requirement imposed by the NASD has to be satisfied. The registration statement, and not the merger, is what meets that requirement.

Thus, by being acquired by Brilliant Sun Industry Co. in a transaction in which shares that are issued to Yi Wan Group's shareholders in the merger are registered under this 1933 Act registration statement and simultaneously registered under the 1934 Act, Yi Wan Group meets both the NASD legal requirement of going public - Rule 6530 - and its own factual requirement for the way it wants to go public - a reverse merger with a shell company.

Interests of Certain Persons in the Merger

Upon the closing of the merger, the current directors and executive officers of Yi Wan Group will become the directors and executive officers of the surviving corporation.

Mr. Williams' law firm will receive a fee of $45,000 paid from the merger fee. He, his family members, and an employee 243,750 shares following the merger. Mr. Yu will retain 243,750 shares following the merger. These shares will be registered for resale. There is no reasonable assurance that the shares will ever have any realizable value.

Additional information concerning this transaction has now been filed with the SEC on our registration statement on Form S-4.

Item 3. Properties.

    Brilliant Sun Industry Co. is  using the office of Michael T. Williams, 2503
W. Gardner Ct., Tampa FL, at no cost. Such arrangement will continue only until the business combination with Yi Wan Group is closed. Brilliant Sun Industry Co. at present owns no equipment, and does not intend to own any.

Item 4. Security Ownership of Certain Beneficial Owners and Management.


The following table sets forth certain information regarding the beneficial ownership of Brilliant Sun Industry Co.'s common stock as of September 30, 2000 by

o Each shareholder known by it to own beneficially more than 5% of the common stock o Each executive officer o Each director and all directors and executive officers as a group:

    ------------------------------------------------------------------------------------
    Name                     Number of        Percentage Number of        Percentage
                             Shares           before     Shares           after merger
                             Pre-Merger       merger     Post-Merger
    ------------------------------------------------------------------------------------
    Mr. Yale Yu                 1,000,000        50%        243,750          1.5%
    501 W. Cameron Ave.,
    Suite 220
    West Covina, Ca. 91790
    ------------------------------------------------------------------------------------
     Michael T.                 1,000,000        50%        243,750          1.5%
    ------------------------------------------------------------------------------------
    All  directors and named    1,000,000        50%        243,750          1.5%
    executive  officers as a
    group (one person)
    ------------------------------------------------------------------------------------

This table is based upon information derived from its stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 2,000,000 shares of common stock outstanding as of September 30, 2000 and 16,250,000 shares after closing of the merger.

In connection with the merger, Brilliant Sun agreed to effect a reverse split in which Mr. Williams' account - plus his family and employee -will own 243,750 shares and Mr. Yu will own 243,750 shares prior to the closing of the merger. Mr. Williams has agreed to return for no consideration sufficient shares such that shares held by other family and employee shareholders won't be affected by this reverse split.

(1) Of these 243,750 shares, 197,750 shares owned in the absolute discretionary account of Michael Williams and Donna Williams, his wife, as tenants by the entireties. Under the terms of the account, all sales decisions will be made exclusively by Mark Caron, Account Executive, Raymond James and Associates or his successor.

The remaining shares are owned as follows:

o 3,000 shares owned by Brandon Williams revocable trust. Brandon is the son of Mr. and Mrs. Williams.

o 3,000 shares owned by each of 10 of Mr. and Mrs. Williams nieces and nephews and a trust related to a family property in Vermont of which Mr. and Mrs. Williams are a beneficiary.
o    10,000 shares owned by one employee of Mr. Williams' law firm.

These shares were gifted by Mr. Williams to these individuals and entity on the date of formation of Brilliant Sun Industry Co.


Mr. Williams and Mr. Yu may be deemed its founders, as that term is defined under the Securities Act of 1933. There are no other founders or promoters of Brilliant Sun.

There is no lock up agreement concerning these shares as it is the SEC's position that the shares cannot be resold without a registration statement. The shares will be registered for resale commencing on or after the effective date of the S-4 registration statement.


   Item 5. Directors and Executive Officers.

   Directors and Executive Officers.

The following table and subsequent discussion sets forth information about its director and executive officer, who will resign upon the closing of the Yi Wan Group merger. Its director and executive officer was elected to his position in May, 1999.

 Name                            Age            Title

 Michael T. Williams             52            President, Treasurer and Director


 Since 1975 Mr. Williams has been in the practice of law, initially with the IT Securities and Exchange Commission until 1980, and since then in private practice. Until originally his practice was a business and securities practice until mid 1992, when he commenced a personal injury practice. In September 1997, he closed the personal injury practice under the name Michael T. Williams, P.A. and returned full time to a business and securities practice as the sole owner of Williams Law Group, P.A. He was chief executive officer of Florida Community Cancer Centers, Dunedin, FL from 1991-1995. He received a BA from the University of Kansas and a JD from the University of Pennsylvania.

Mr. Yale Yu is President and Chief Executive Officer of Info Tech Group Inc, a California corporation from March 1994 to date. Mr. Yale Yu is Vice President and Chief Information Officer of RichAve Software LLP, a California LLP from Feb 2000 to date. In Feb 1992, Mr. Yale Yu received an M.B.A. degree from California Coast University in California, United States. In 1982 Mr. Yale Yu received an B.S. of Electrical Engineering Degree from Jiao Tong University Shanghai, China.

Mr. Williams is associated with other acquisition companies.

o     12 have filed a Form 10-SB
o     One has filed a Form S-1
o     Seven have filed an Form S-4
o     18 have not filed a Form 10-SB
o     5 have not been formed
o     Over 20 additional companies will be administratively dissolved this year.

Mr. Yu is associated with one other acquisition company, China Dalian, Inc.

Item 6. Executive Compensation.

  The following table sets forth all compensation awarded to, earned by, or paid for services rendered to Brilliant Sun Industry Co. in all capacities during the period ended December 31, 2000, by its executive officer.

Summary Compensation Table

Name   and   Principal       Annual Compensation - 2000
Position                     Salary           Bonus         Number of Shares Underlying
                             ------           -----
Michael   T.    Williams,    None             None          None
President

Item 7. Certain Relationships and Related Transactions.


Brilliant Sun Industry Co. has agreed to pay Williams Law Group a fee of $45,000 for legal services in preparing this registration statement. It believes this fee to be as favorable as could have been obtained from an unaffiliated party.

Mr. Williams was originally issued 1,000,000 shares of Brilliant Sun Industry Co. upon formation. At the request of principals of the Yi Wan Group, Mr. Yu was issued 1,000,000 shares upon formation. Mr. Williams and Mr. Yu agreed to a reverse stock split prior to the close of the merger such that they will each own 243,750 shares in the surviving company.

No other compensation is payable to Mr. Williams or his affiliates or Mr. Yu or his affiliates.

Mr. Williams is associated with other acquisition companies.

o     12 have filed a Form 10-SB
o     One has filed a Form S-1
o     Seven have filed an S-4
o     18 have not filed a Form 10-SB
o     5 have not been formed
o     Over 20 additional companies will be administratively dissolved this year

It is anticipated that any of the companies already formed but which haven't entered into acquisition agreements will not enter into acquisition agreements unless an acquisition candidate specifically requests to be acquired by an existing rather than a newly-formed acquisition company. The acquisition candidate will select which of the companies listed below it wants to be acquired by. The table does not list over 20 other acquisition companies which will be administratively dissolved in 2001.

Mr. Williams is the founder of and, for administrative purposes only an officer and director of all of the acquisition companies listed below, except for Adar Alternative One, Adar Alternative Two and China Dalian, for which he is currently the attorney only. His law firm, Williams Law Group, P.A. represents all of these companies. No compensation is payable to Mr. Williams by these companies. The only fees paid to him have been and will continue to be paid as legal fees to his firm.

Form 10-SB filed
--------------------------------------------------------------------------------
Name and Date of Filing of    Acquisition agreement        Status
Form 10-SB with SEC           signed with
--------------------------------------------------------------------------------
First Business Service        Space Systems International  S-4 pending
Group, Inc.                   Corporation
        March 25, 1999
--------------------------------------------------------------------------------
Second Business Service       None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Third Business Service
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Fourth Business Service       None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Fifth Business Service        None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Sixth Business Service        Telesource International,    S-4 pending
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Seventh Business Service      None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Eighth Business Service       None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Ninth Business Service        None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
Tenth Business Service        None
Group, Inc.
        March 25, 1999
--------------------------------------------------------------------------------
China Dalian, Inc.            China Dalian Shipping Co.    S-4 to be drafted
--------------------------------------------------------------------------------
Yang Holding Co/ NV           To be withdrawn
--------------------------------------------------------------------------------

No Form 10SB filed
--------------------------------------------------------------------------------
Name                          Acquisition agreement        Status
                              signed with
--------------------------------------------------------------------------------
First Enterprise Service      Space Systems International  S-4 pending
Group, Inc.                   Corporation
--------------------------------------------------------------------------------
Adar Alternative Two, Inc.,   Xfone, Inc.                  S-4 pending
--------------------------------------------------------------------------------
Third Enterprise Service      Competitive Companies        S-4 pending
Group, Inc.
--------------------------------------------------------------------------------
Fourth Enterprise Service     None
Group, Inc.
--------------------------------------------------------------------------------
Fifth Enterprise Service      None
Group, Inc.
--------------------------------------------------------------------------------
Sixth Enterprise Service      None
Group, Inc.
--------------------------------------------------------------------------------
Seventh Enterprise Service    None
Group, Inc.
--------------------------------------------------------------------------------
Adar Alternative One, Inc.    Impulse Communications, Inc. S-4 pending
--------------------------------------------------------------------------------
Ninth Enterprise Service      Wiremedia.com, Inc           S-4 pending
Group, Inc.
--------------------------------------------------------------------------------
Tenth Enterprise Service      None
Group, Inc.
--------------------------------------------------------------------------------
First Irving Strategic        PC Universe, Inc.            S-4 pending
Group, Inc.
--------------------------------------------------------------------------------
Second Irving Strategic       None
Group, Inc.
--------------------------------------------------------------------------------
Third Irving Strategic        None
Group, Inc.
--------------------------------------------------------------------------------
Groove Acquisition, Inc.      Groove, Inc.                 S-4 being drafted
--------------------------------------------------------------------------------
Careertek Acquisition, Inc.   Careertek, Inc.              S-4 being drafted
--------------------------------------------------------------------------------
USA Staffing Acquisition,     USA Staffing, Inc.           S-4 being drafted
--------------------------------------------------------------------------------
US Funding Acquisition, Inc.  US Funding, Inc.             S-4 being drafted
--------------------------------------------------------------------------------
NetConnect Systems, Inc.      On-Line Connecting Systems,  S-4 being drafted
--------------------------------------------------------------------------------

Companies which have entered into acquisition agreements for which acquisition companies not yet formed:

o     OurBeginnings, Inc.
o     Kinderview, Inc.
o     KnowGen, Inc.
o     Maxxplay, Inc.
o     SMS Stock Market Solutions, Inc.

It is anticipated that these companies will be formed in the next 90 days.

Company for which a Form S-1 filed.

o 4 Brandon I, Inc.: It is anticipated that this registration statement will be withdrawn in the near future.

Item 8. Legal Proceedings.

  We not a party to or aware of any pending or threatened lawsuits or other legal actions.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

   Prior to the date hereof, there has been no trading market for our common stock. The outstanding common stock was issued at par value upon formation of us in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. No active public trading market, as that term is commonly understood, will develop for the shares until after the merger closes. There can be no assurance that a trading market will develop upon the closing. It is anticipated that Public Securities, and NASD market maker, will fill for a listing on the over the counter bulletin board when the S-4 registration statement is declared effective

     There are no outstanding options or warrants to purchase, or securities convertible into, our common equity.

Item 10. Recent Sales of Unregistered Securities.


     Michael T. Williams and Yale Yu were each issued 1,000,000 shares of common stock upon our formation as founder of our business. He contributed $79.00 in non-refundable capital for these shares.

Item 11. Description of Registrant's Securities to be Registered.


                          DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------
                          Authorized Capital Stock     Shares Of Capital Stock
                                                       Outstanding
--------------------------------------------------------------------------------
Common                    50,000,000                   2,000,000
--------------------------------------------------------------------------------
Preferred                 20,000,000                   None
--------------------------------------------------------------------------------


Common stock

It is authorized to issue 50,000,000 shares of no par common stock. As of September 30, 2000, there were 2,000,000 shares of common stock outstanding held of record by 15 stockholders. There will be 16,250,000 shares of common stock outstanding after giving effect to the issuance of the shares of common stock under this prospectus.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock.

Preferred stock

It is authorized to issue 20,000,000 shares of preferred stock. There are no shares of preferred stock outstanding. It has no plans to issue any shares of preferred stock.

Dividends

It has never paid any dividends and do not expect to do so after the closing of the merger and thereafter for the foreseeable future.

Transfer Agent And Registrar

It is the transfer agent and registrar for its common stock.

Dissenters' Rights

All shareholders have a right to vote on the proposed merger with Yi Wan Group.

Section 607.1303 of Florida Statutes provides the following procedure for exercise of dissenters' rights.-- Under the act, shareholders may perfect dissenters' rights with regard to corporate actions involving certain mergers, consolidations, sale, lease or merger of substantially all the assets of the corporation, under limited circumstances,, or elimination of cumulative voting. A shareholder wishing to assert dissenters' rights under the act must follow the specified procedures which include:

o delivering, before the vote is taken on the matter, written notice of the holder's intent to demand payment for his shares if the matter is approved

o     not voting his shares in favor of the matter proposed.

Within 10 days after the shareholders have authorized the matter, the corporation must give written notice of the authorization to each shareholder who delivered written notice of his intent to demand payment and who did not vote for the proposed action. Within 20 days after the corporation has provided this notice, the shareholder must file with the corporation a notice of his election to dissent and must simultaneously surrender certificates representing his shares. The notice of election must be in the form specified under the act.

As we will have only one shareholder who is also our management and will obtain all relevant information about an acquisition candidate during the due diligence process, we will not furnish separate information concerning a target company and its business prior to closing any merger or acquisition, as such information will already be know to our shareholder. If audited financial statements are not required to be filed with the SEC prior to closing of the merger, no such statements will be furnished unless available.

A copy of the statute is attached as an exhibit to this registration statement.

Provisions With Possible Anti-Takeover Effects

   Section 607.0902 of Florida law restricts the voting rights of certain shares of a corporation's stock when those shares are acquired by a party who, by such acquisition, would control at least one-fifth of all voting rights of the corporation's issued and outstanding stock. The statute provides that the acquired shares, the control shares, will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an acquiring person's statement submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, the acquiring person's request to have voting rights re-assigned to the control shares. Voting rights may be reassigned to the control shares by a resolution of a majority of the corporation's shareholders for each class and series of stock. If such a resolution is approved, and the voting rights re-assigned to the control shares represent a majority of all voting rights of the corporation's outstanding voting stock, then, unless the corporation's articles of incorporation or Bylaws provide otherwise, all shareholders of the corporation will be able to exercise dissenter's rights in accordance with Florida law.

        A corporation may, by amendment to its articles of incorporation or bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person's statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of control shares. If the acquiring party files an acquiring person's statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party's request, deny full voting rights to the control shares. The statute does not alter the voting rights of any stock of the corporation acquired in any of the following manners:

o Under the laws of intestate succession or under a gift or testamentary transfer

o Under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the statute
o Under either a share exchange or share exchange if the corporation is a party to the agreement or plan of exchange or share exchange
o Under any savings, employee stock ownership or other benefit plan of the corporation
o Under an acquisition of shares specifically approved by the board of directors of the corporation.

Investment Company Act

Although we will be subject to regulation under the Securities Act and the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940. The regulatory scope of the Investment Company Act of 1940 was enacted principally for the purpose of regulatory vehicles for pooled investments in securities, extends generally to companies primarily in the business of investing, reinvesting, owning, holding or trading securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definition of the scope of certain provisions of the Investment Company Act. We believe that our principal activities will not subject we to regulation under the Investment Company Act. Nevertheless, we will might be deemed to be an investment company. In the event we are deemed to be an investment company, we may be subject to certain restrictions relating to our activities, including restrictions on the nature of our investments and the issuance of securities. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940.

Penny Stock Rules

   After the closing of an acquisition, our stock may be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

   These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares immediately following the closing of the merger and listing of our stock are subject to subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities.

Item 12. Indemnification of Directors and Officers.

Its director is bound by the general standards for directors provisions in Florida law. These provisions allow him in making decisions to consider any factors as he deems relevant, including its long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or its customers, the community in which the it operates and the economy. Florida law limits its director's liability.

It has agreed to indemnify its director, meaning that it will pay for damages they incur for properly acting as director. Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy and is therefore, unenforceable.

    Item 13. Financial Statements and Supplementary Data.



                           Brilliant Sun Industry Co.

                        (A Development Stage Enterprise)

      TABLE OF CONTENTS

------------------------------------------------------------------------------

Independent Auditors' Report                                         29

Financial Statements as of and for the period
May 4, 1999 (date of incorporation) to May 5, 1999:

    Balance Sheet                                                    30
    Statement of Operations                                          31
    Statement of Stockholders' Equity                                32
    Statement of Cash Flows                                          33
    Notes to Financial Statements                                    34


------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of First Business Service Group, Inc:

We have audited the accompanying balance sheet of Brilliant Sun Industry Co. (the "Company"), a development stage enterprise, as of May 5, 1999, and the related statements of operations, stockholders' equity and cash flows for the period May 4, 1999 (date of incorporation) to May 5, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 5, 1999, and the results of its operations and its cash flows for the period May 4, 1999 (date of incorporation) to May 5, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and B to the financial statements, the Company is in the development stage and will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. As of the date of these financial statements, an insignificant amount of capital has been raised, and as such there is no assurance that the Company will be successful in its efforts to raise the necessary capital to commence its planned principal operations and/or implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kingery Crouse & Hohl P.A.

May 3, 2000
Tampa,  Florida

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                         BALANCE SHEET AS OF MAY 5, 1999



TOTAL                                                          $       0
                                                               ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:
     Preferred stock - no par value - 20,000,000
        shares authorized; 0 shares issued and outstanding     $       0
    Common stock - no par value - 50,000,000 shares
        Authorized; 2,000,000 shares issued and outstanding        1,079
    Deficit accumulated during the development stage              (1,079)
                                                               ----------
         Total stockholders' equity                                    0
                                                               ----------
TOTAL                                                          $       0
                                                               ==========



SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                              STATEMENT OF OPERATIONS
              For the period May 4, 1999 (date of incorporation)
                                 to May 5, 1999

EXPENSES:
   Professional Fees                                        $      1,000
   Organizational costs                                               79
                                                            -------------

NET LOSS                                                    $      1,079
                                                            =============

NET LOSS PER SHARE:
Basic                                                       $          0
                                                            =============
Weighted average number of shares - basic                      2,000,000
                                                            =============




SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                           STATEMENT OF STOCKHOLDERS'EQUITY
                  For the period May 4, 1999 (date of incorporation)
                                 to May 5, 1999

                                                                         Deficit
                                                                      Accumulated
                                                                      During the
                                   Common             Preferred       Development
                              Shares      Value    Shares    Value    Stage         Total
                             ---------   -------- ---------  -------  -------      -------
Balances, May 4, 1999               0    $     0         0   $     0  $     0      $     0
(date of incorporation)

Proceeds from the issuance
 of common stock            2,000,000         79                                        79

Capital Contribution

 of Services                               1,000                                     1,000
Net loss for the period,
  May 4, 1999
  (date of incorporation)
  to May 5, 1999                                                       (1,079)      (1,079)
                            ---------    -------- ---------  -------- --------     -------
Balances May 5, 1999        2,000,000    $ 1,079         0   $     0  $(1,079)     $     0
                            =========    ======== =========  ======== ========     ========


SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS
              For the period May 4, 1999 (date of incorporation)
                                 to May 5, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                      $ (1,079)
    Adjustments to reconcile net loss to cash used
      in operating activities:
       Contribution of Services                                    1,000
                                                                ----------
NET CASH USED IN OPERATING ACTIVITIES                                (79)
                                                                ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of common stock                                        79
                                                                ----------

NET CASH PROVIDED BY FINANCIANG ACTIVITIES                            79
                                                                ----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                0

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         0
                                                                ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                        $      0
                                                                ==========
      Interest paid                                             $      0
                                                                ==========
      Taxes paid                                                $       0
                                                                ==========



SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - FORMATION AND OPERATIONS OF THE COMPANY

Brilliant Sun Industry Co. (the "Company") was incorporated under the laws of the state of Florida on May 4, 1999. The Company, which is considered to be in the development stage as defined in Financial Accounting Standards Board Statement No. 7, intends to investigate and, if such investigation warrants, engage in business combinations. The planned principal operations of the Company have not commenced, therefore accounting policies and procedures have not yet been established. The Company's fiscal year-end is December 31.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its planned principal operations and/or implement its business plan. The Company's plans include borrowings from management and negotiating fees with an acquisition candidate, however there is no assurance that they will be successful in their efforts to raise capital. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

NOTE C - INCOME TAXES

During the period May 4, 1999 (date of incorporation) to May 5, 1999, the Company recognized losses for both financial and tax reporting purposes. Accordingly, no deferred taxes have been provided for in the accompanying statement of operations.

NOTE D - RELATED PARTY TRANSACTION

Our President, who is also a shareholder, has agreed, in writing, to fund all of our expenses until such time as an acquisition transaction is closed. None of these funds expended on our behalf will be reimbursable to our President, accordingly these amounts will be reflected in our financial statements as contributed capital. In addition, our President has contributed services to us during the period May 4, 1999 (date of incorporation) to May 5, 1999. These services are included in the accompanying financial statements as professional fees and contributed capital.

NOTE E - PROPOSED MERGER

The Company has entered into a merger agreement with Yi Wan Group, Inc. which it anticipates will close in the year 2001. In conjunction with the merger the Company has agreed to effect an exchange of shares whereby the current shareholders of the Company may retain approximately three percent (3%) of the number of shares outstanding after such closing and will be paid approximately $45,000 for expenses and services related to the merger.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

    None

Item 15. Financial Statements and Exhibits.



  EXHIBIT NO.       SEC REFERENCE    TITLE OF DOCUMENT
                        NUMBER
--------------------------------------------------------------------
       1                  3          Articles of Incorporation
--------------------------------------------------------------------
       2                  3          Bylaws
--------------------------------------------------------------------
       3                 10          Agreement with management
--------------------------------------------------------------------
       4                 99          Florida Statutes:  Dissenters' rights
--------------------------------------------------------------------

                       SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliant Sun Industry Co.

Date:  January 30, 2001

By /s/ Michael T. Williams
 Michael T. Williams, President

Date Filed: January 30, 2001                              SEC File No. 333-93767


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    EXHIBITS
                                       TO
                             REGISTRATION STATEMENT

                                  ON FORM 10SB

                                      UNDER

                           THE SECURITIES ACT OF 1934

                           Brilliant Sun Industry Co.

(Consecutively numbered pages     40     through    43      of this Registration
                              ----------         ----------
Statement)

                                INDEX TO EXHIBITS

  EXHIBIT NO.       SEC REFERENCE    TITLE OF DOCUMENT              LOCATION
                        NUMBER

-------------------------------------------------------------------------------
       1                  3          Articles of Incorporation          *
-------------------------------------------------------------------------------
       2                  3          Bylaws                             *
-------------------------------------------------------------------------------
       3                  10         Agreement with management          Page 41
-------------------------------------------------------------------------------
       4                  99         Dissenter's Rights                 Page 43

*Previously filed